Management’s Discussion and Analysis

Three and six month periods ended June 30, 2006

This Management Discussion and Analysis (“MD&A”) of the results of operations of QSound Labs, Inc. (the company) for the three and six month periods ended June 30, 2006 should be read in conjunction with the interim unaudited consolidated financial statements of the company for the quarter ended March 31, 2006, and the annual audited financial statements of the company for the fiscal year ended December 31, 2005.  Management has prepared these notes with the understanding that readers are already familiar with the MD&A for the fiscal year ended December 31, 2005 and the quarter ended March 31, 2006.

The company reports its unaudited consolidated financial statements in United States dollars and in accordance with Canadian Generally Accepted Accounting Principles (GAAP).

Operations

Below we provide information on the significant line items in our statement of operations for the three and six month periods ended June 30, 2006 and 2005, as well as analysis of the changes period to period.

	Q2 2006	YTD 2006	Q2 2005	YTD 2005
Royalties and license fees revenues	$364,054	$956,711	$253,856	$591,504

Product sales revenues
Audio segment	$18,408	$47,509	$84,830	$157,658
E-Commerce segment	40,319	83,121	48,189	100,833
Telephony segment	7,387	16,537	14,169	27,793
Total	$66,114	$147,167	$147,188	$286,284

The increase in royalties and license fees revenues are attributable to revenues realized from our MicroQ product.  Along with the licensing fee revenue received from design wins, we receive royalties as the related products are shipped.  Our legacy licenses however continue to decline and we expect them to decline further through the remainder of 2006.

The audio segment experienced a decrease in product sales of 78% in Q2 2006 from Q2 2005 primarily due to a decline in integrated circuit chip sales.  As the integrated circuit chips are of an analog design, we expect these sales to continue to decline as digital technology expands as the leading design in the market place.

	Q2 2006	YTD 2006	Q2 2005	YTD 2005
Marketing expenses	$226,420	$427,985	$267,325	$498,299
Operating expenses	$33,933	$69,810	$54,416	$97,646

We have concentrated our efforts primarily on the mobile device market for the past four years.  As a result, we have cut back on expenditures in the telephony and e-commerce segments of our business.  Expenses in the Audio segment for Q2, 2006 have remained consistent with Q2, 2005.

	Q2 2006	YTD 2006	Q2 2005	YTD 2005
Product engineering expenses	$217,198	$432,830	$257,349	$484,374

The majority of product engineering expenses is made up of salaries.  As our needs in audio and telephony change, so does our staffing mix to satisfy those needs.  During the second quarter of 2006 the audio segment has seen a relatively constant level of staff when compared to the second quarter of 2005, while the telephony business unit has seen a decrease in staff.  The e-commerce business unit is constant in the engineering staff on hand from period to period.

	Q2 2006	YTD 2006	Q2 2005	YTD 2005
Administration and foreign exchange	$221,756	$453,413	$189,561	$384,133

The difference between 2006 and 2005 can be directly attributable to two factors, foreign exchange and stock based compensation cost.  The decrease in value of the United States dollar against the Canadian dollar has increased our expenses as the majority of administrative expenses are incurred in Canadian Dollars.  A larger amount of compensation cost of options issued to directors and employees was incurred in Q2 2006 than in Q2 2005.

Financial Condition

The company had a working capital surplus of $2,933,673 at June 30, 2006 as compared to $1,492,688 as at December 31, 2005.

Cash resources at the end of the second quarter of 2006 were $2,464,122 as compared to $1,222,729 at December 31, 2005.  Current liabilities at the end of the second quarter of 2006 were $239,669, which consisted of $201,265 in accounts payable and accrued liabilities and $38,404 in deferred revenue.  Current liabilities at December 31, 2005 were $330,797 which consisted of $285,786 in accounts payable and accrued liabilities and $45,011 in deferred revenue.  Management feels that with our current cash on hand and cash flows from operations the company has sufficient capital to carry out its business plan for the remainder of 2006.

Capital Expenditures

The company continues to take steps to ensure that its technology is current and up to date.  To facilitate that goal and ongoing research and development, as well as protecting its technology through the registration of trademarks and patents, the company invested $16,969 in the quarter in new computer equipment and software, trademarks and patents.  In addition the company invested and capitalized $16,420 in software and production tooling in the development of our new IP Telephony product.